SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                        First International Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   32054Q 100
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]   Rule 13d-1(b)
               [ ]   Rule 13d-1(c)
               [X]   Rule 13d-1(d)



----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                                 SCHEDULE 13G
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CUSIP No. 32054Q100                                            Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Rothschild Trust Cayman Limited
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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    3      SEC USE ONLY
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    4      CITIZENSHIP OR PLACE OR ORGANIZATION
           Cayman Islands
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      NUMBER OF         5   SOLE VOTING POWER
 SHARES BENEFICIALLY        182,522 shares
       OWNED BY       ----------------------------------------------------------
         EACH           6   SHARED VOTING POWER
      REPORTING             0 shares
        PERSON        ----------------------------------------------------------
         WITH           7   SOLE DISPOSITIVE POWER
                            182,522 shares
                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                            0 shares
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           182,522 shares
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                   [X]
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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           2.2%
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    12     TYPE OF REPORTING PERSON*
           OO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               First International Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Commercial Plaza
               Hartford, Connecticut 06103

Item 2(a).     Name of Person Filing:

               Rothschild Trust Cayman Limited (the "reporting person")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               FBO: The Darland Trust
               P.O. Box 472
               St. Peter's House, Le Bordage
               St. Peter's Port
               Guernsey GY16AX
               Channel Islands

Item 2(c).     Citizenship:

               Cayman Islands

Item 2(d).     Title of Class of Securities:

               common stock, par value $.10 per share ("Common Stock")

Item 2(e).     CUSIP Number:

               32054Q 100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable

Item 4.        Ownership*.

               (a)  Amount Beneficially Owned: 182,522 shares
               (b)  Percent of Class: 2.2%
               (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote: 182,522
              (ii)  shared power to vote or to direct the vote: 0
             (iii)  sole power to dispose or to direct the disposition of:
                    182,522
              (iv)  shared power to dispose or to direct the disposition of:
                    0

* The reporting person holds 182,522 shares of Common Stock, or 2.2% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Darland Trust, a trust of which the reporting person is trustee and Cheryl A. Chase and her children are the beneficiaries.


                               Page 3 of 5 Pages

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of
(i) 1,019,047 shares of Common Stock, or 12.3% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold L. Chase, brother of Cheryl A. Chase, (ii) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 2000, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by David T. Chase, father of Cheryl
A. Chase, (iv) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below, (vii) 815,641 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000 by Cheryl A. Chase, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (ix) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, or
(x) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 2000, are held by Kenneth N. Musen as joint trustee with Cheryl A. Chase for the Cheryl A. Chase Grantor Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, (xi) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Arnold Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Arnold Chase and his children are the beneficiaries, (xii) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Cheryl A. Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Cheryl Chase and her children are the beneficiaries, or (xiii) 200,000 shares of Common Stock, or 2.4% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D. T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.30%), Arnold L. Chase (4.21%), Cheryl A. Chase (7.58%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), Cheryl A. Chase Accumulation Trust I (3.32%), Cheryl A. Chase Accumulation Trust II (6.53%),


                               Page 4 of 5 Pages
five trusts for the benefit of Arnold Chase's children of which Stanley N. Bergman and Arnold Chase are co-trustees (6.06% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate), The Dara Freedman Grantor Trust for the benefit of Dara Freedman of which Kenneth Musen is trustee (1.75%), and The Sandra Chase Grantor Trust for the benefit of Sandra Chase and her children of which Kenneth Musen is trustee (4.63%).

     This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

     The reporting person, as trustee of The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, has the power to direct the receipt of dividends from, and the proceeds of the sale of the 182,522 shares of Common Stock beneficially owned by the reporting person on behalf of The Darland Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Not Applicable


                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001
                                      Rothschild Trust Cayman Limited

                                      By:  /s/ C. Ward
                                      ----------------------------
                                      Name:  C. Ward
                                      Title  Authorized Signatory


                                      By:  /s/ J. Etheridge
                                      ----------------------------
                                      Name:  J. Etheridge
                                      Title  Authorized Signatory



                               Page 5 of 5 Pages